[Letterhead]

DRAFT September 5, 2014

Mr. John Dana Brown

United States Securities and Exchange Commission

100 F Street, N.E. Washington D.C. 20549

Re:	Star Bulk Carriers Corp.
Amendment No. 1 to Registration Statement on Form F-3 (the “Form F-3”)
Filed August 6, 2014
File No. 333-197886

Mr. Brown:

This letter is submitted on behalf of Star Bulk Carriers Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-3 filed on August 6, 2014, as set forth in your letter dated August 27, 2014 to the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter, and we have bolded the headings of our responses thereto. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and our responses refer to the Form F-3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form F-3, as applicable.

The Company has the following responses to the Staff’s comments:

General

1.

We note that Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients (“Oaktree”) owns and is offering approximately 61% of your outstanding common shares and that Oaktree appears to have received a large portion of these shares in July 2014 as part of the Transactions discussed on page 9 of your registration statement. We also note from pages 10 and 11 of the registration statement that there appear to be limitations on Oaktree’s participation in the management of the company. Given these facts please provide us with your analysis supporting your determination that Oaktree is not an underwriter with respect to the sale of the shares within the meaning of Section 2(a)(11) of the Securities Act of 1933.

Response to Comment No. 1

For the reasons set forth below, we respectfully submit that the offering (the “Offering”) by certain investment funds (“Oaktree Funds”) managed by Oaktree Capital Management, L.P. and affiliated with Oaktree Capital Group Holdings GP, LLC (together “Oaktree”) is properly characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

Background

As disclosed in the Form F-3, the Oaktree Funds are engaged in the business of making alternative investments in, among other things, distressed debt, corporate debt, control positions, convertible securities, real estate and listed equity securities. Oaktree has informed the Company that it is not engaged in the business of underwriting securities.

The Company respectfully notes that it is eligible for the use of Form F-3 for a primary offering of its securities and therefore would derive a benefit from using Form F-3 by characterizing a primary offering as a secondary sale by Oaktree.

Offerings in 2013

On July 25, 2013, pursuant to a rights offering, approved by the Company’s board of directors in April 2013 (the “Rights Offering”), the Company issued and sold 15,338,861 common shares, which resulted in net proceeds of $77.9 million after deducting offering expenses of $2.2 million. The net proceeds were primarily used to pay installment payments with respect to vessels under construction, with some of the proceeds being reserved for working capital and general corporate purposes.

In connection with the Rights Offering the Company entered into a Backstop Purchase Agreement dated May 1, 2013, with a number of backstop investors including the Oaktree Funds and investment funds managed by Monarch Alternative Capital L.P. (“Monarch”). Also in connection with the Rights Offering, the Company entered into a registration rights agreement dated May 1, 2013 with Oaktree and Monarch.

After giving effect to the Rights Offering, Oaktree beneficially owned, as of July 25, 2013, 3,865,888 common shares, which represented approximately 18.4% of the Company’s issued and outstanding common shares, as of that date.

On October 2, 2013, the Company raised $70.8 million through an underwritten public offering of common shares (the “Underwritten Offering”). Oaktree purchased 2,272,000 common shares in the Underwritten Offering.

In December 2013, the Oaktree Funds sold 363,981 common shares, retaining a total of 5,773,907 common shares, which represented approximately 19.9% of the Company’s issued and outstanding common shares as of immediately prior to the completion of the July 2014 Transactions (as defined below).

Together, we refer to the Rights Offering and the Underwritten Offering as the “2013 Offerings.”

The July 2014 Transactions

In the July 2014 Transactions, among other things, the Company acquired Oceanbulk Shipping LLC and Oceanbulk Carriers LLC (together, “Oceanbulk”), which was the owner and operator of 12 dry bulk carrier vessels and the owner of contracts for the construction of 25 newbuilding dry bulk vessels. In the ordinary course of their business, Oaktree Funds invested in Oceanbulk beginning in October 2012 in the form of convertible loans that were funded at various dates between October 2012 and April 2014, as required by Oceanbulk to fund its capital needs (including the purchase price of vessels and payments with respect to newbuilding vessels). On May 28, 2014, all of the convertible loans were converted into approximately 90% of the outstanding equity of Oceanbulk.

To effectuate the July 2014 Transactions, on June 16, 2014, the Company, two subsidiaries of the Company, Oaktree OBC Holdings LLC (the “Oaktree Holdco”), Millennia Limited Liability Company (the “Pappas Holdco”), Oaktree Dry Bulk Holdings LLC (the “Oaktree Seller”) and Millennia Holdings LLC (the “Pappas Seller” and, together with the Oaktree Seller, the “Sellers”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provided for the merger (the “Merger”) of the Oaktree Holdco and the Pappas Holdco into the two merger subsidiaries of the Company.

The Oaktree Holdco and the Pappas Holdco were the direct equity holders of Oceanbulk.

A Special Committee (the “Special Committee”) of the Company’s Board of Directors (the “Board”) was formed to evaluate the July 2014 Transactions. The Special Committee consisted of two disinterested directors who were not officers, employees, representatives, agents or affiliates of the Sellers, the Oceanbulk Holdcos or the Pappas Entitles and who did not have an economic interest in any of them. The Special Committee was represented in connection with the July 2014 Transactions by its own separate counsel and retained an independent, nationally recognized financial advisor.

The Special Committee unanimously determined that the July 2014 Transactions and the consideration to be paid in the July 2014 Transactions were fair to and in the best interests of the Company and the stockholders of the

Company, other than the Sellers and their respective affiliates. The Special Committee also unanimously declared the July 2014 Transactions to be advisable and recommended to the Board that the July 2014 Transactions be approved by the Board and submitted for a vote at the meeting of the Company’s stockholders. The Special Committee made its determination after consultation with its independent legal and financial advisors and consideration of a number of factors, including a fairness opinion presented to the Special Committee by its financial advisor.

Following the recommendation of the Special Committee, all of the members of the Board, other than Mr. Petros Pappas and Ms. Milena Maria Pappas, who recused themselves from the Board’s vote because of their interests in the Pappas Seller, pursuant to resolutions adopted at a meeting of the Board held on June 15, 2014, (i) determined that the Merger Agreement as well as the consideration in the July 2014 Transactions were fair to and in the best interests of the Company and the Unaffiliated Stockholders, (ii) approved, adopted and declared advisable the Merger Agreement as well as the consideration in the July 2014 Transactions and approved the July 2014 Transactions and (iii) adopted the recommendation by the Special Committee that the Company’s stockholders approve the Merger Agreement.

On July 11, 2014, the stockholders of the Company voted in favor of the Merger Agreement, and the Company completed the July 2014 Transactions. Each of the Sellers voted all the shares owned by the in the same proportions as the common shares voted by the Unaffiliated Shareholders.

In the July 2014 Transactions, a total of 45,460,324 common shares were issued to Oaktree Funds.

As a result, the investment of Oaktree in Oceanbulk became a part of Oaktree’s investment in the Company, representing, in the aggregate and including all of Oaktree’s previous investments in the Company, approximately 61.3%2 of the Company’s outstanding common shares as of July 11, 2014.

The common shares to be registered for resale by Oaktree Funds under the Form F-3 consist of common shares acquired by the Oaktree Funds in the 2013 Offerings and the July 2014 Transactions.

Analysis

Rule 415(a)(1)(i) permits the registration of securities for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Securities Act Rule 100(a)(4) defines “registrant” to mean “the issuer of securities for which a registration statement is filed.”

[2]	This percentage will decrease as common shares are issued and distributed in the Excel Transactions described in the Form F-3.

In the offering that is being registered under the Form F-3 (the “Offering”), the shares to be offered by Oaktree Funds under the Form F-3 will not be offered or sold by the Company (i.e., the “registrant”), a subsidiary of the Company or a person of which the registrant is a subsidiary. Instead, the shares owned by Oaktree Funds are to be offered solely by such Oaktree Funds, which are not subsidiaries or parents of the Company. Moreover, the Company will not receive any of the proceeds of the Offering of these shares.

Based on an application of the factors referred to in Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”), we believe that the Offering is a valid secondary offering and not an offering in which Oaktree Funds are only nominal selling securityholders who are acting as underwriters in the distribution of the Company’s shares to the public.

C&DI 612.09 states, in relevant part:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We respectfully submit that a consideration of those factors supports a conclusion that the Form F-3 relates to a valid secondary offering and that all of the shares owned by Oaktree Funds can be registered under the Form F-3 on behalf of such Oaktree Funds in accordance with Rule 415.

Holding period for the common shares beneficially owned by the Oaktree Funds

The longer that shares are held, the less likely it is that Oaktree is acting as a mere conduit for the Company. In this instance, Oaktree Funds have held [5,773,907] of the Company’s common shares to be resold in the Offering (which were acquired in the Rights Offering) since July 2013 or October 2013. The Company has been informed by Oaktree that the Oaktree Funds’ investment in the Company’s common shares in the Rights Offering and the Underwritten Offering was made in the ordinary course of their business and not with a view towards distribution of the Company’s common shares.

While the Oaktree Funds received 45,460,324 common shares of the Company in July 2014 as consideration in the July 2014 Transactions, in exchange for their investment in Oceanbulk, the Oaktree Funds’ investment in Oceanbulk was made beginning in October 2012, with various additional installments being provided through October 2013. The Company has been informed by Oaktree that the Oaktree Funds’ investment in Oceanbulk (as well as its receipt of common shares in the July 2014 Transactions) was made in the ordinary course of their business and not with a view by Oaktree or the Oaktree Funds towards distribution of the Company’s common shares.

The long-term nature of the Oaktree Funds’ investments in the Company and Oceanbulk are inconsistent with a view that the secondary offering by such Oaktree Funds pursuant to the Form F-3 is an indirect primary offering of the Company or that Oaktree or the Oaktree Funds are merely acting as conduits or underwriters for the Company’s distribution of securities. The Oaktree Funds have been at risk with respect to Oceanbulk since October 2012 and with respect to the Company since July 2013 and has not taken any steps to hedge its positions. Underwriters do not typically acquire significant, unhedged, long-term stakes in operating businesses in the hopes that they might someday acquire for resale the securities of public companies by exchanging such businesses for such securities. Underwriters are not in the business of investing long-term in dry bulk shipping companies, where Oaktree Funds demonstrably have been engaged in that business.

Additionally, although Oaktree Funds bargained for registration rights as part of the Rights Offering and the July 2014 Transactions, registration rights, in and of themselves, do not evidence an intent on the part of Oaktree or the Oaktree Funds to make a distribution of shares. It should be noted that Oaktree Funds, though they could have sold the common shares it received in the Rights Offering under an effective registration statement (File No. 333-191135, declared effective on November 12, 2013) (the “November 2013 Form F-3”), have not sold any such shares pursuant to such registration statement.3 There are a number of reasons why stockholders desire to have their shares registered other than to effect an immediate sale. For example, many private investment funds, including Oaktree, act as fiduciaries with respect to their own investors and have a common law duty to act prudently. It would not be responsible for Oaktree Funds to refrain from seeking to have its shares registered. The absence of registration rights could prevent Oaktree Funds from taking advantage of market opportunities or from liquidating its investment.

The safe harbor provided by Rule 144 of the Securities Act indicates that a holding period of six months is sufficient for a stockholder to evidence investment intent and avoid being characterized as an “underwriter,” provided that the issuer has provided current information to the public by filing reports with the SEC. However, the Staff has recognized that shorter holding periods do not negate investment intent, and regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of private placement transactions. The Staff’s Securities Act Sections Compliance and Disclosure Interpretation No. 139.11, dated November 26, 2008, states that it “will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)–exempt sale of the securities . . . to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.” This interpretation indicates that the existence of registration rights and having only a short time elapse between the issuance of the securities and the filing date of a registration statement do not preclude an offering of such securities by the holder thereof from truly being secondary in nature.

[3]	The common shares sold in December 2013 were a portion of the shares purchased in the Underwritten Offering.

Circumstances under which the Oaktree Funds received the common shares

In the Rights Offering and the July 2014 Transactions, the applicable agreements were all negotiated among sophisticated parties with appropriate legal counsel and financial advisors. The common shares acquired by Oaktree in the Underwritten Offering were purchased from the underwriters.

In the Rights Offering, common shares were issued to Oaktree for cash in a capital-raising transaction. In connection with the Rights Offering, Oaktree Funds made representations and warranties to the Company regarding its investment intent, including representations that it was receiving the common shares for its own account, for investment purposes and not for the purpose of effecting a distribution of the shares in violation of the Securities Act.

The July 2014 Transactions, which resulted in the most recent issuance of common shares to the Oaktree Funds, were not capital-raising transactions. The common shares issued pursuant to the Merger Agreement were issued in order to effectuate a strategic business combination among established operating companies with substantial ongoing businesses. The Company issued shares to Oaktree Funds in order to acquire the 12 existing vessels and 25 newbuilding vessel agreements of Oceanbulk and received no cash proceeds from the issuance of its common shares in the July 2014 Transactions. The Company will not receive any proceeds from any resales of the common shares by Oaktree Funds. As disclosed in the “Risk Factors” in the Form F-3, far from raising capital for the Company, the July 2014 Transactions actually significantly increased the capital requirements of the Company due to the requirement to fund the 25 additional newbuilding vessels acquired. As a result, the Company will likely require substantial additional financing following completion of the July 2014 Transactions. The July 2014 Transactions could therefore not reasonably be characterized as capital-raising transactions.

Furthermore, the proposed registration of the Offering is not of the type about which the Staff has normally raised concerns under Rule 415, such as abusive PIPE transactions. The Rights Offering, the July 2014 Transactions and the Offer can be distinguished from abusive PIPE transactions for a number of reasons. In addition to the fact that the July 2014 Transactions were not capital-raising transactions, the common shares issued in the Rights Offering and the July 2014 Transactions lack any “toxic” features such as price resets, floating price conversion rights or other similar toxic provisions that have been identified by the Staff as causing concern in PIPE transactions. The Oaktree Funds continue to bear the full risk of ownership in the Company through its investments in the Company’s common shares and have taken no steps to hedge that position. Therefore, the issuances of the shares by the Company to the Oaktree Funds could not be characterized as the Company indirectly selling shares into the market to raise capital.

Finally, in the Merger Agreement and in the agreements related to the Rights Offering, the Oaktree Funds made representations and warranties to the Company regarding their investment intent, including representations that they were receiving the common shares for their own account, for investment purposes and not for the purpose of effecting a distribution of the shares in violation of the Securities Act. Such representations are consistent with Oaktree’s and the Oaktree Funds’ stated business practices and investment strategies, as disclosed in the Form F-3.

Oaktree’s relationship to the Company

Oaktree and the Oaktree Funds are (and were before the July 2014 Transactions) may be considered affiliates of the Company, with equity interests exceeding 10% of the outstanding common shares. Even if Oaktree and the Oaktree Funds are affiliates, we do not believe that status alone should result in the conclusion that the secondary Offering by the Oaktree Funds is an indirect primary offering by the Company and that Oaktree or the Oaktree Funds are actually underwriters selling common shares on behalf of the Company. The Staff has noted in its Securities Act Forms Compliance and Disclosure Interpretation No. 116.15, dated January 26, 2009 that, “Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.”

The nature of the July 2014 Transactions and the process followed by the Board and the Special Committee in ensuring that the July 2014 Transactions were fair and in the best interests of the Company and the Unaffiliated Stockholders inherently help to ensure that the Company was not acting as the “alter ego” of Oaktree or the Oaktree Funds or vice versa. The process by which the Company considered the July 2014 Transactions, including the formation of an independent Special Committee, the use of independent counsel representing the Special Committee and the receipt by the Special Committee and the Board of a fairness opinion relating to the July 2014 Transactions from a nationally recognized investment bank, was designed to prevent Oaktree and the Oaktree Funds from having influence with respect to the Company’s consideration of the July 2014 Transactions (including the issuance of common shares in connection therewith). Therefore, it would be difficult, under such circumstances, for the Company to use Oaktree or the Oaktree Funds as its “alter egos” to effect a distribution of the Company’s securities. The deliberations of the Board and the Special Committee did not include consideration of Oaktree or the Oaktree Funds acting as underwriters for the Company, nor was the value of the share issued, as determined by the Board and the Special Committee, based on any implied underwriters’ discount.

The Company has not ever had an underwriting relationship with Oaktree or the Oaktree Funds, which are not in the business of as acting as underwriters of securities and are not affiliates of an entity in the business of acting as an underwriter of securities, and the

Oaktree Funds acquired most of their common shares in the July 2014 Transactions, which were transactions directed toward allowing the Company to acquire the operating business of Oceanbulk (and various other entities involved), not toward providing financing for the Company.

Furthermore, each applicable Oaktree Fund, in the Merger Agreement and the agreement governing the Rights Offering, represented to the Company that it was acquiring the common shares in the various transactions for its own account and not with a view to resale or distribution, and it did not have any agreement or understanding, directly or indirectly, with any person to distribute the common shares. The Underwritten Offering was itself an underwriting that was registered under the Securities Act. The Company did not and will not pay commissions or fees to Oaktree or the Oaktree Funds in any of the various transactions and will not receive proceeds from the resale of the common shares.

While Oaktree and the Oaktree Funds have agreed to certain limitations on its participation in the management of the Company, including a voting limitation on its common shares and various standstill provisions and transfer restrictions, its ability to maintain some influence on the management of the Company following completion of the July 2014 Transactions is consistent with market practice with respect to private equity investments in portfolio companies. In particular, the Oaktree Funds have the right to appoint a number of members (not a majority) to the board of directors of the Company depending on the magnitude of their share ownership at the time. Such rights are inconsistent with those typically provided by issuers to underwriters of securities. It should be noted that the Special Committee negotiated for the limitations applicable to Oaktree and the Oaktree Funds in connection with its negotiations with respect to the July 2014 Transactions, and such limitations were agreed to by the parties on an arms’-length basis.

The amount of shares involved

The Company is seeking to register 67,258,287 common shares for resale, and has a total of 87,315,183 common shares outstanding. After completion of the Excel Transactions, the Oaktree Funds will, in the aggregate, beneficially own 65,624,458 common shares, which will represent approximately 57.3% of the issued and outstanding common shares of the Company. Regardless of the percentage of the Company’s public float that is being registered for resale, we believe that the proper inquiry regarding whether the Offering is a primary distribution or a secondary resale is whether the Form F-3 contemplates the resale of securities acquired from the Company (or its wholly-owned subsidiary) by legitimate investors who assumed market risk of their investment, rather than parties who wish to resell the shares without taking any market risk.

The Staff has indicated that it will inquire as to the nature of any offering styled as a secondary offering that registers shares for resale in excess of one-third of the issuer’s public float. The Company’s understanding is that a primary purpose of this test is to flag transactions for staff review, in order to ensure that securities purchased in “toxic” PIPE transactions were not resold to the public. These toxic transactions typically included convertible securities whose conversion price floated relative to the market price of the underlying stock. Public announcement of the PIPE transaction could put downward pressure on the stock price, increasing the number of shares issuable to the new investors and reducing the value of the stock held by existing investors.

Irrespective of the percentage of ownership, however, we believe that this test was not intended as a substitute for a complete analysis of the circumstances surrounding an offering, as evidenced by CD&I No. 612.09. The Staff has also indicated, in its Securities Act Rules Compliance and Disclosure Interpretation No. 612.12, dated January 26, 2009, and in its Securities Act Forms Compliance and Disclosure Interpretation No. 216.14, dated February 27, 2009, that, unless the facts and circumstances indicate that an underwriting relationship exists, secondary sales may be made under Rule 415(a)(1)(i) even when the shares registered for resale consist of shares held by affiliates or control persons, even when such persons own more than 50% of the issuer’s securities. The Staff has further taken the position that a single affiliate, similar to Oaktree, holding as much as 73% of the equity of an issuer may undertake a valid secondary offering if circumstances do not otherwise indicate that the affiliate is acting as an underwriter (see Securities Act Rules Compliance and Disclosure Interpretation No. 612.12, dated January 26, 2009).

The foregoing interpretive positions clarify that the Oaktree Funds, which, in the aggregate, beneficially own 61.3% of the Company’s outstanding shares, can effect a valid secondary offering unless other facts demonstrate that they are acting as conduits for the issuer. In this instance, none of the circumstances of the Offering indicate that the Oaktree Funds are reselling the common shares on behalf of the Company. The long duration of the Oaktree Funds’ investment in the common shares and in Oceanbulk and Excel demonstrate an investment intent that is not present in an underwriting, which is consistent with the Oaktree Funds’ representations and warranties on that subject. The Oaktree Funds did not acquire the common shares under circumstances that would indicate that they or Oaktree were receiving underwriting compensation from the Company in connection with the resale of the common shares or that the Company had any financial interest in the resale of the common shares. Finally, as mentioned above and as further explained below, neither Oaktree nor the Oaktree Funds are in the business of underwriting securities. In light of these circumstances, we submit that the number of common shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this Offering.

Whether Oaktree and the Oaktree Funds are in the business of underwriting securities

The Company has been informed by Oaktree that neither Oaktree nor the Oaktree Funds are in the business of underwriting securities. As disclosed in the Form F-3, the Oaktree Funds are engaged in the business of making alternative investments in, among other things, distressed debt, corporate debt, control positions, convertible securities, real estate and listed equity securities.

In each case, the Company has been informed that the Oaktree Funds evaluated each transaction with the Company on the basis of its business purpose and whether it believed the Company was likely to produce acceptable returns on the Oaktree

Funds’ investments. In particular, in the case of the July 2014 Transactions, the Company has been informed by Oaktree that it and the Oaktree Funds considered whether the combination of the businesses of the Company and Oceanbulk would enable the combined company to achieve synergies and efficiencies and an acceptable rate of return on the Oaktree Funds’ investments. The Company (through its Board and the Special Committee) considered similar factors in determining whether to proceed with the July 2014 Transactions. Furthermore, the fact that the Oaktree Funds have the opportunity to appoint a number of members of the Board indicates their desire to participate in the management of the Company and not to act as a conduit of the Company to distribute shares of the Company’s common shares. As discussed above, the absence of any intent by Oaktree to engage in a distribution of the common shares has been evidenced in representations and warranties made by the Oaktree Funds.

Additionally, as our response to Comment 2 below states, any affiliations of the selling stockholders with broker–dealers will be disclosed in the Form F-3, and no broker–dealers participated in the issuances of the common shares by the Company to Oaktree Funds.

Whether under all the circumstances it appears that Oaktree or the Oaktree Funds are acting as conduits for the Company

We respectfully submit that the proposed secondary resale of the common shares by the Oaktree Funds does not have the characteristics of an underwritten distribution.

First, each transaction in which the Oaktree Funds acquired shares evidenced long-term investment intent and no intent to engage in a distribution of the common shares of the Company. Common shares issued to Oaktree Funds in the Rights Offering have been held by such Oaktree Funds in excess of one year after issuance (notwithstanding that their resale is registered under an effective shelf registration statement). Approximately 84% of the common shares purchased by the Oaktree Funds in the Underwritten Offering have been retained by the Oaktree Funds since their purchase in October 2013. The common shares issued in the July 2014 Transactions were issued to the Oaktree Funds in exchange for their interests in the Oceanbulk operating business, which had been a portfolio company of such Oaktree Funds since October 2012. Although the Oaktree Funds are subject to some restrictions on their ability to vote or transfer their shares, the Oaktree Funds’ right to appoint a number of directors (not a majority) to the Board indicates a desire to influence the ongoing management of the Company.

Second, the most recent transactions were not issuances of common shares for cash and provided no funds for the Company, so they were not capital-raising transactions. No cash was provided to the Company by the July 2014 Transactions in respect of the common shares issued to Oaktree. The July 2014 Transactions, rather than providing financing, actually increased the financing requirements of the Company because of the additional newbuilding contracts acquired. The Company will not receive any proceeds from the resale of any of the common shares whose resale is to be registered under the Form F-3.

Third, each transaction does not have the usual elements of an underwriting transaction. No fees or commissions were paid or will be paid to Oaktree, the Oaktree Funds or any underwriter in the Rights Offering or the July 2014 Transactions. Oaktree and the Oaktree Funds were not the underwriters in the Underwritten Offering and therefore received no compensation in the Underwritten Offering. All of the shares issued as consideration to the Oaktree Funds in the July 2014 Transactions were valued by the Special Committee, the Board and the Company’s financial advisor without taking into account any implied underwriting discounts. In addition, the Oaktree Funds’ investments in Oceanbulk (since October 2012) and the Company (since July 2013) have been long-term investments, and such Oaktree Funds have been subject to market risk with respect to each such investment positions and have not taken any steps to hedge their positions. Underwriters do not typically take unhedged “long” positions in operating companies and hard assets in the hope that someday such positions can be exchanged for public company stock. Underwriters also do not typically appoint directors or have the right to do so.

Fourth, most recently the July 2014 Transactions were subject to an independent approval process by a Special Committee and by disinterested directors represented by independent counsel, greatly diminishing Oaktree’s influence on the consideration of such transactions by the Special Committee or disinterested directors. These procedural steps taken, which were taken to ensure that such transactions were considered appropriately by the Board and the Special Committee and that such transactions were fair to the Company also removed any risk that the Company was the “alter ego” of Oaktree or the Oaktree Funds, or vice versa.

Fifth, there has never been an underwriting relationship between the Company and Oaktree or the Oaktree Funds. The Oaktree Funds invested in the Company are not registered broker-dealers, and neither Oaktree nor the Oaktree Funds have ever underwritten any securities for the Company. Furthermore, the Oaktree Funds’ right to appoint a number of directors to the Board indicates an intent to participate in the management of the Company,

Sixth, although the number of common shares to be sold by Oaktree Funds in the Offering is large and Oaktree Funds have registration rights, such factors are present in a number of bona-fide secondary offerings, and given the other facts and circumstances mentioned above, such factors should not be determinative.

Conclusion:

Based on the foregoing considerations, we believe and respectfully submit that Oaktree and the Oaktree Funds are not acting as conduits for the sale of common shares by the Company to the public, that the Offering of the common shares for resale by the Oaktree Funds pursuant to the Form F-3 is a true secondary offering under Rule 415(a)(1)(i), and that the risks to the investing public present in toxic PIPE transactions will not be present if the Form F-3 is declared effective.

2.	Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. To the extent that any selling shareholders are affiliates of broker-dealers but are not broker dealers themselves, please revise to state that each of them (1) purchased their shares in the ordinary course of business and (2) at the time of the purchase of the shares to be resold, had no agreements or understanding, directly or indirectly, with any person to distribute the shares. If you are not able to make these statements in the prospectus about any selling shareholders that are affiliates of broker-dealers please revise to name those selling shareholders as underwriters in the prospectus. To the extent that any selling shareholders are broker-dealers please revise to name them as underwriters in the prospectus.

Response to Comment No. 2

In response to the Staff’s comment, the Company has added disclosure under the heading “Selling Shareholders” to include any affiliated entities of the selling shareholders that are broker-dealers. The Company also supplementally provides that OCM Investments, LLC (a subsidiary of Oaktree Capital Management, L.P., which is the investment manager of the Oaktree Funds) is registered as a broker-dealer with the Commission and in all 50 states, the District of Columbia and Puerto Rico, and is a member of the U.S. Financial Industry Regulatory Authority. As described in our response to comment No. 1 above, the Oaktree Funds have received their common shares in the Rights Offering, the Underwritten Offering and the July 2014 Transactions in the ordinary course of business, and at the time each such transaction was committed to by such Oaktree Funds, neither Oaktree nor such Oaktree Funds had any agreements or understandings, directly or indirectly, with any person to distribute such common shares.

Description of Purchase Contracts, page 68

3.	We note that you contemplate offering stock purchase contracts. Please revise to remove any language regarding the offering of stock purchase contracts consisting of securities or obligations of third parties. Alternatively, please provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Additionally, to the extent you offer stock purchase contracts consisting of securities or obligations of third parties, please have counsel, as applicable, revise its opinion to address the legality of each component of the stock purchase units.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the Form F-3 to remove any language regarding the offering of stock purchase contracts.

*    *    *

In connection with requesting acceleration of the effective date of the pending registration statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please call me at 011-30-210-617-8400.

Very truly yours,

Star Bulk Carriers Corp

By:	/s/ Simos Spyrou
Name:	Simos Spyrou
Title:	Co-Chief Financial Officer

cc:	Robert E. Lustrin, Seward & Kissel LLP

Lawrence G. Wee, Paul, Weiss, Rifkind, Wharton & Garrison LLP

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